UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 11-K

(Mark one)

☒	ANNUAL REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the fiscal year ended December 31, 2009
OR

☐	TRANSITION REPORT PURSUANT TO SECTION 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934

For the transition period from to

Commission file number:	1-14157	(Telephone and Data Systems, Inc.)
	1-9712	(United States Cellular Corporation)
A. Full title of the plan and the address of the plan, if different from that of the issuer names below:

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan 30 North LaSalle Street 40th Floor Chicago, IL 60602

B. Name of issuers of the securities held pursuant to the plan and the addresses of the principal executive office:

Telephone and Data Systems, Inc. 30 North LaSalle Street 40th Floor Chicago, IL 60602 United States Cellular Corporation 8410 West Bryn Mawr Ave. Suite 700 Chicago, IL 60631

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

TABLE OF CONTENTS

Report of Independent Registered Public Accounting Firm	1

Financial Statements

Statements of Net Assets Available for Benefits	2
Statement of Changes in Net Assets Available for Benefits	3
Notes to Financial Statements	4

Supplemental Information

Schedule of Assets (Held at End of Year)	14

Exhibits

No.	Description
23.1	Consent of Independent Registered Public Accounting Firm

Report of Independent Registered Public Accounting Firm

To the Investment Management Committee

Telephone and Data Systems, Inc. Tax-Deferred Savings Plan

We have audited the accompanying statements of net assets available for benefits of Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) as of December 31, 2009 and 2008, and the related statement of changes in net assets available for benefits for the year ended December 31, 2009.  The financial statements are the responsibility of the Plan’s management.  Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States).  Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement.  An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements.  An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation.  We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2009 and 2008, and the changes in net assets available for benefits for the year ended December 31, 2009 in conformity with U.S. generally accepted accounting principles.

Our audits were performed for the purpose of forming an opinion on the financial statements taken as a whole.  The supplemental schedule of assets (held at end of year) as of December 31, 2009 is presented for the purpose of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by the United States Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.  The supplemental schedule is the responsibility of the Plan’s management.  The supplemental schedule has been subjected to the auditing procedures applied in our audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the financial statements taken as a whole.

Deerfield, Illinois

June 22, 2010

McGladrey & Pullen, LLP is a member firm of RSM International —

an affiliation of separate and independent legal entities.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

STATEMENTS OF NET ASSETS AVAILABLE FOR BENEFITS

December 31, 2009 and 2008

	2009	2008
Assets

Investments, at fair value	$417,426,233	$317,020,381

Receivables:
Accrued income	365,450	378,165
Due from broker for securities sold and other	5,135	73,541,504
Total receivables	370,585	73,919,669

Total assets	417,796,818	390,940,050

Liabilities

Due to broker for securities purchased	—	73,717,095

Total liabilities	—	73,717,095

Net Assets Available for Benefits at Fair Value	417,796,818	317,222,955

Adjustment from Fair Value to Contract Value for Fully Benefit-Responsive Investment Contracts	(1,734,405)	949,020

Net Assets Available for Benefits	$416,062,413	$318,171,975

See Notes to Financial Statements.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR BENEFITS

Year Ended December 31, 2009

Additions to Plan Assets Attributed to
Investment income:
Net appreciation in fair value of investments	$50,554,311
Interest and dividends	9,595,371

Contributions:
Participants’	40,675,195
Employers’	20,996,727
Participant rollover	1,223,630
Total additions	123,045,234

Deductions From Plan Assets Attributed to
Benefits paid to participants	25,154,796
Total deductions	25,154,796

Net increase	97,890,438

Net assets available for benefits:
Beginning of year	318,171,975

End of year	$416,062,413

See Notes to Financial Statements.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Note 1.   Description of the Plan

The following description of the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan (the “Plan”) provides only general information. Participants should refer to the Telephone and Data Systems, Inc. Tax-Deferred Savings Plan summary plan description for a more complete description of the Plan’s provisions.

General: The Plan is a contributory tax-exempt profit-sharing plan established by Telephone and Data Systems, Inc. (“TDS” or the “Company”) and is subject to the provisions of the Employee Retirement Income Security Act of 1974 (ERISA). The Company is the administrator and sponsor of the Plan and has appointed The Bank of New York Mellon as directed trustee of the Plan. The Bank of New York Mellon is also the asset custodian of the Plan, and they provide record keeping and reporting services to the Plan in conjunction with Hewitt Associates, the Plan’s third-party administrator. The Plan qualifies under Section 401(a) of the Internal Revenue Code. All employees of TDS and its subsidiaries which have adopted the Plan (the Company and such subsidiaries being referred to as “employers”) that are age twenty-one or older are eligible to participate. The Plan allows participants to enter the Plan upon the latter of their first day of employment or twenty-first birthday.  Participation in the Plan is voluntary.

The Plan’s assets are overseen by an investment management committee appointed by TDS. The investment management committee is authorized to invest Plan assets as directed by the participants.

Contributions: During 2008 participants could contribute up to 60% of pretax annual compensation (salary reduction contributions), as defined in the Plan.  Effective January 1, 2009, participants may contribute to a Roth 401(k) on an after-tax basis. The combined pre-tax and Roth after-tax contributions may not exceed 60% of salary reduction contributions, as defined in the Plan and in accordance with Internal Revenue Service limits.  Participants may also contribute amounts representing eligible distributions from other qualified plans (rollover contributions).

Any eligible employee with 90 days or more of continuous employment is automatically enrolled in the Plan at a 3% deferral rate with the rate increasing by 1% annually until it reaches 10%, unless the employee elects otherwise.  The Vanguard Target Date Retirement Funds are used as the Qualified Default Investment Alternative (QDIA) for automatic enrollment.

The employer matching contribution is 100% on the first 3% of a participant’s salary reduction contributions and 40% on the next 2% of salary reduction contributions.

Employer contributions are allocated to an employee’s account based on the employee’s investment elections.

Participants’ Accounts and Investment Options: Each participant’s account is credited with the participant’s salary reduction contributions, employer’s matching contributions and Plan earnings/losses. Allocations are based on participant contributions and account balances, as defined in the Plan. The benefit to which a participant is entitled is the benefit that can be provided from the participant’s vested account.

Participants may invest their salary reduction contributions, any rollover account balances, and employer matching contributions into a variety of investment options as more fully described in the Plan’s literature. Participants may change their investment options via telephone or internet.

Vesting: Participants are always 100% vested in their salary reduction and rollover contributions plus actual earnings thereon.  Vesting in employer matching contributions plus actual earnings thereon is based on years of vesting service.  Accounts vest 34% after completing one year of vesting service; and 100% after completing two years of vesting service.

A participant also becomes 100% vested in employer matching contributions plus actual earnings thereon upon termination of employment after attaining age 65, death or disability.

TELEPHONE AND DATA SYSTEMS, INC.
TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Forfeited Accounts: During the year ended December 31, 2009, forfeited non-vested accounts were used to reduce employer contributions by $382,032. All such forfeitures were used at December 31, 2009.

Payment of Benefits: Vested benefits may be paid to the participant upon termination of employment or under other limited circumstances, as defined in the Plan.  The total vested portion of a participant’s account balance may be distributed in the form of a lump-sum payment or installments.  Participants experiencing a qualified financial hardship may withdraw a portion of their account balance as defined in the Plan.

Participant Loans: Participants may borrow from their fund accounts a minimum of $1,000 up to a maximum equal to the lesser of $50,000 or 50% of their account balance (excluding employer matching contributions).  These loans are secured by the remaining balance in the participant’s account.  The loans bear interest at the prime rate plus 1% as published in the Wall Street Journal on the fifteenth day of the month prior to the quarter in which the loan is processed.  Principal and interest is paid ratably through after-tax payroll deductions.  The repayment period on the loan can range from one to five years.  Loans will be considered in default if no loan payment is received during any 90-day period.

Termination of Plan: Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan at any time subject to the provisions of ERISA.  In the event of Plan termination, participants become 100% vested in their accounts.

Plan Expenses: All administrative, recordkeeping and auditing fees are borne by TDS.  Investment expenses are paid by Plan participants.

Note 2.   Summary of Significant Accounting Policies

Basis of Accounting and Use of Estimates: The accompanying financial statements have been prepared on the accrual basis of accounting.  The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America (“GAAP”) requires the Plan’s management to use estimates and assumptions that affect the accompanying financial statements and disclosures.  Actual results could differ from these estimates.

Fully Benefit-Responsive Investment Contracts: In accordance with GAAP, fully benefit-responsive investment contracts held by a defined-contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan.  The Plan invests in investment contracts through the Vanguard Retirement Savings Trust II, a collective trust.  At December 31, 2009 and 2008, all of the Vanguard Retirement Savings Trust II’s investments were in Vanguard Retirement Savings Master Trust (“the Vanguard Trust”).  The Statement of Net Assets Available for Benefits presents the fair value of the investment in the collective trust as well as the adjustment of the investment in the collective trust from fair value to contract value relating to the investment contracts.  The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

The Vanguard Trust provides for the collective investment of assets of tax-exempt pension and profit-sharing plans, primarily in a pool of investment contracts that are issued by insurance companies and commercial banks and in contracts that are backed by bond trusts that are selected by the Trustee, Vanguard Fiduciary Trust Company. The issuers’ ability to meet these obligations may be affected by economic developments in their respective companies and industries. At December 31, 2009, 87.5% of the Vanguard Trust’s holdings were comprised of “traditional investment contracts” and “alternative investment contracts” as described below.  The remainder of the Vanguard Trust’s investments consisted of Money Market funds.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Traditional investment contracts issued by insurance companies and banks are nontransferable, but provide for benefit-responsive withdrawals by plan participants at contract value. For traditional investment contracts, fair value comprises the expected future cash flows for each contract discounted to present value. Contract value represents contributions made plus interest accrued at the contract rate, less withdrawals. The crediting rate on traditional contracts is typically fixed for the life of the investment.

Alternative investment contracts consist of investments together with contracts under which a bank or other institution provides for benefit-responsive withdrawals by plan participants at contract value.  For alternative investment contracts, the fair value comprises the aggregate market values of the underlying investments in bond trusts, and the value of the wrap contracts, if any. The difference between valuation at contract value and fair value is reflected over time through the crediting rate formula provided for in the Vanguard Trust’s synthetic contracts. The crediting rate of the contract resets every quarter (but will not fall below zero) based on the performance of the underlying investment portfolio. To the extent that the Vanguard Trust has unrealized gains and losses (that are accounted for, under contract value accounting, through the value of the synthetic contract), the interest crediting rate may differ from then-current market rates. An investor currently redeeming Vanguard Trust units may forgo a benefit, or avoid a loss, related to a future crediting rate different from then-current market rates. Future average interest crediting rates on alternative investment contracts could be influenced by changes in market interest rates.  These contracts can be terminated by the trust or the issuer after providing 60 days’ notice.

The average yield earned by the Vanguard Trust was 3.15% and 3.67% for the years ended December 31, 2009 and 2008, respectively. This average yield is calculated by dividing the annualized earnings of all investments in the Vanguard Trust (irrespective of the interest rate credited to participants in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The average yield earned by the Vanguard Trust with an adjustment to reflect the actual interest rate credited to participants in the Vanguard Trust was 2.86% and 3.38% for the years ended December 31, 2009 and 2008, respectively. This average yield is calculated by dividing the annualized earnings credited to participants (irrespective of the actual earnings of the investments in the Vanguard Trust) by the fair value of all investments in the Vanguard Trust on the last day of the fiscal year.

The existence of certain conditions can limit the Vanguard Trust’s ability to transact at contract value with issuers of its investment contracts. Specifically, any event outside the normal operation of the Vanguard Trust that causes a withdrawal from an investment contract may result in a negative market value adjustment with respect to the withdrawal. Examples of such events include, but are not limited to, partial or complete legal termination of the Vanguard Trust or the Plan, tax disqualification of the Vanguard Trust or the Plan, and certain Vanguard Trust amendments if issuers’ consent is not obtained. As of December 31, 2009, the occurrence of an event outside the normal operation of the Vanguard Trust that would cause a withdrawal from an investment contract with a negative market value adjustment is not considered to be probable.

The table below summarizes the Plan’s investment in the Vanguard Trust at December 31, 2009:

	Fair Value	Unfunded Commitments	Participant Redemption Frequency	Redemption Notice Period (1)

Vanguard Retirement Savings Trust II	$80,229,041	$—	Daily	Twelve Months

(1) This notice period provides for Plan redemptions at contract value, subject to other provisions in the Declaration of Trust.

Investment Valuation and Income Recognition: Investments are reported at fair value.  In accordance with the accounting standard regarding fair value measurements, fair value is defined as an exit price, representing the amount that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants.  See Note 3 — Fair Value Measurements for further information on the fair value of the Plan’s assets.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Net appreciation in fair value of investments included in the accompanying statement of changes in net assets available for benefits includes realized gains or losses from the sale of investments and unrealized appreciation or depreciation in fair value of investments.  The net realized gains or losses on the sale of investments represent the difference between the sale proceeds and the fair value of the investment as of the beginning of the period or the cost of the investment if purchased during the year.  Net unrealized appreciation or depreciation in the fair value of investments represents the net change in the fair value of the investments held during the period.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis and dividends are recorded on the ex-dividend date.

The Plan made changes to the investment options available effective January 1, 2009.  The trades for these changes were effective December 31, 2008, which resulted in significant due to/due from activity on the Statement of Net Assets Available for Benefits at December 31, 2008.

Payment of Benefits: Benefits are recorded when paid.

Recent Accounting Pronouncements: In July 2006, the Financial Accounting Standards Board (“FASB”) issued an interpretation regarding Accounting for Uncertainty in Income Taxes. This guidance clarifies the accounting for uncertainty in income taxes recognized in an enterprise’s financial statements.   Under this interpretation, the Plan must evaluate income tax uncertainties, assess the probability of the ultimate settlement with the applicable taxing authority and record an amount based on that assessment.  The Plan adopted this interpretation effective January 1, 2009. Prior to adoption of this interpretation, the Plan evaluated its uncertain tax positions and related income tax contingencies under the Accounting for Contingencies guidance. The Accounting for Contingencies guidance required the Plan to accrue for losses it believed were probable and could be reasonably estimated.   No such losses were accrued in the Statement of Net Assets Available for Benefits at December 31, 2008.  Adoption of this interpretation did not impact on the Plan’s net assets at December 31, 2009 and 2008, or changes in net assets available for benefits for the year ended December 31, 2009.

In January 2010, the FASB issued Accounting Standards Update No. 2010-06, Improving Disclosures about Fair Value Measurements (“ASU 2010-06”).  ASU 2010-06 requires new disclosures regarding transfers in and out of Levels 1 and 2 and activity in Level 3 fair value measurements.  It also clarifies existing disclosure requirements regarding the level of disaggregation in certain disclosures, inputs, and valuation techniques used in FASB ASC 820, Fair Value Measurements and Disclosures.  The Plan is required to adopt all of the requirements of this update on January 1, 2010, its effective date, except for the new requirement regarding activity in Level 3 fair value measurements which has a later effective date under the provisions of ASU 2010-6, and will become effective on January 1, 2011.  Adoption of this pronouncement is not expected to have a significant impact on the Plan’s fair value disclosures.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Note 3.   Fair Value Measurements

The Plan follows the required provisions under GAAP that define “fair value”, establish a framework for measuring fair value in the application of GAAP, and expand disclosure about fair value measurements. The provisions provide that fair value is a market based measurement and not an entity specific measurement, based on an exchange transaction in which the entity sells an asset or transfers a liability (exit price). The provisions establish a fair value hierarchy that contains three levels for inputs used in fair value measurements.  The three levels of the fair value hierarchy are described below:

Level 1                   Quoted market prices for identical assets or liabilities in active markets;

Level 2                   Quoted market prices for similar assets and liabilities in active markets or quoted market prices for identical assets and liabilities in inactive markets;

Level 3                   Prices or valuations that require inputs that are both significant to the fair value measurement and unobservable.

A financial instrument’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  A financial instrument’s level within the fair value hierarchy is not representative of its expected performance or its overall risk profile, and therefore Level 3 assets are not necessarily higher risk than Level 2 assets or Level 1 assets.  The following is a description of the valuation methodologies used for instruments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

The Plan values shares of TDS Common and TDS Special Common stock and common stock of U.S. Cellular, TDS’ subsidiary, based on the closing price reported on the active market in which the individual securities are traded.  These securities are classified as Common Stock of Plan Sponsor and Subsidiary.  The Plan also values Mutual Funds based on the closing price reported on the active market in which the individual securities are traded. Common Stock of Plan Sponsor and Subsidiary and Mutual Funds are classified within Level 1 of the valuation hierarchy.

The Plan values Deposit Accounts based on a statement provided by the financial institution which shows the principal plus accrued interest at the measurement date. This amount is the cash which the Plan would receive if it liquidated its position. Deposit Accounts are classified within Level 1 of the valuation hierarchy.

The Investment Contracts are bank common trusts that invest in synthetic investment contracts which are backed by investments issued by insurance companies and banks. The Net Asset Value (NAV) for the Investment Contracts is $1 per share. The Investment Contracts are valued based on the value provided by the administrator of the fund and are classified within Level 3 of the valuation hierarchy.

The Plan values Loans to Participants based on amortized cost, which approximates fair value. Loans to Participants are classified within Level 3 of the valuation hierarchy.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

The following tables set forth by level within the fair value hierarchy the investment assets at fair value, as of December 31, 2009 and 2008, respectively.

December 31, 2009	Level 1	Level 2	Level 3	Total
Mutual Funds
Bond	$49,010,937	$—	$—	$49,010,937
International equity	46,797,849	—	—	46,797,849
Money market	1,595,792	—	—	1,595,792
Retirement income	1,388,941	—	—	1,388,941
Target date	34,583,938	—	—	34,583,938
U.S. large cap	114,331,356	—	—	114,331,356
U.S. small cap	33,576,318	—	—	33,576,318
Deposit Accounts	—	—	—	—
Common Stock of Plan Sponsor and Subsidiary	47,336,887	—	—	47,336,887
Investment Contracts	—	—	80,229,041	80,229,041
Loans to Participants	—	—	8,575,174	8,575,174
Total Plan assets at fair value	$328,622,018	$—	$88,804,215	$417,426,233

December 31, 2008	Level 1	Level 2	Level 3	Total
Mutual Funds
Bond	$43,044,174	$—	$—	$43,044,174
International equity	30,941,443	—	—	30,941,443
Money market	260,613	—	—	260,613
Retirement income	876,588	—	—	876,588
Target date	13,317,197	—	—	13,317,197
U.S. large cap	83,494,700	—	—	83,494,700
U.S. small cap	19,763,795	—	—	19,763,795
Deposit Accounts	1,380,791	—	—	1,380,791
Common Stock of Plan Sponsor and Subsidiary	43,797,443	—	—	43,797,443
Investment Contracts	—	—	72,592,484	72,592,484
Loans to Participants	—	—	7,551,153	7,551,153
Total Plan assets at fair value	$236,876,744	$—	$80,143,637	$317,020,381

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

The table below sets forth a summary of changes in the fair value of the Plan’s Level 3 investment assets for the year ended December 31, 2009.

	Investment Contracts	Loans to Participants	Total
Balance, beginning of year	$72,592,484	$7,551,153	$80,143,637
Unrealized gains	2,683,425	—	2,683,425
Acquisitions	94,221,501	5,306,831	99,528,332
Dispositions	(89,268,369)	(4,282,810)	(93,551,179)
Balance, end of year	$80,229,041	$8,575,174	$88,804,215

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Note 4.   Investments

The following presents investments as of December 31, 2009 and 2008.

	2009		2008
Bank Common Trust
Vanguard Retirement Savings Trust II (1)	$78,494,636	*	$73,541,504	*

Deposit Account
Boston Safe Deposit Trust Late Money Deposit Account	—		1,380,791

Common Stock of Plan Sponsor and Subsidiary
Telephone and Data Systems, Inc.	17,263,347		15,122,017
Telephone and Data Systems, Inc. Special	7,072,689		6,641,576
United States Cellular Corporation	23,000,851	*	22,033,850	*

Mutual Funds
Mutual Funds Available for Participant Contributions:
Vanguard Institutional Index Fund	45,690,972	*	34,624,487	*
Vanguard Small Cap Value Index Fund	14,350,608		9,143,814
Vanguard Value Index Fund	23,762,736	*	18,132,897	*
Vanguard Small Cap Growth Index Fund	19,225,710		10,619,981
Vanguard Total Bond Market Index Fund	49,010,937	*	43,044,174	*
Vanguard Growth Index Fund	44,877,648	*	30,737,316	*
Vanguard Total International Stock Index Fund	46,797,849	*	30,941,443	*
Vanguard Target Retirement Income Fund	1,388,941		876,588
Vanguard Target 2005 Retirement Fund	440,446		401,754
Vanguard Target 2010 Retirement Fund	1,250,340		605,549
Vanguard Target 2015 Retirement Fund	2,417,995		1,507,840
Vanguard Target 2020 Retirement Fund	2,645,811		1,096,798
Vanguard Target 2025 Retirement Fund	3,644,267		1,536,633
Vanguard Target 2030 Retirement Fund	4,553,289		1,989,868
Vanguard Target 2035 Retirement Fund	5,069,787		1,742,066
Vanguard Target 2040 Retirement Fund	4,490,385		1,746,220
Vanguard Target 2045 Retirement Fund	5,154,152		1,474,282
Vanguard Target 2050 Retirement Fund	4,917,466		1,216,187
Mutual Funds Used by the Plan to Invest Cash Pending Settlement:
Dreyfus Treasury & Agency Cash	1,595,792		260,613

Participant Loans	8,575,174		7,551,153
Total Investments	$415,691,828		$317,969,401

*    Investment represents 5% or more of the Plan’s net assets.

(1) The amount reported is contract value; the fair value of the related assets was $80,229,041 and $72,592,484 at December 31, 2009 and 2008, respectively.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

During the year ended December 31, 2009, the Plan’s investments (including gains and losses on investments bought, sold, and held during the year) earned income as follows:

Net appreciation of fair value:
Common Stock of Plan Sponsor and Subsidiary	$1,857,698
Mutual Funds	48,696,613
50,554,311
Interest and dividends	9,595,371
Net investment income of funds	$60,149,682

Investments, in general, are subject to various risks, including credit, interest, and overall market volatility risks.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in values of investment securities will occur in the near term, and such changes could materially affect the amounts reported in the Statements of Net Assets Available for Benefits.

Note 5.   Amount Owed to Participants Withdrawing From the Plan

Amounts owed to participants who have withdrawn from the Plan total $0 and $292,278 as of December 31, 2009 and 2008, respectively, and are included in Net assets available for benefits. These amounts are not included in Benefits paid to participants until paid by the Plan.

Note 6.   Parties In Interest

The Bank of New York Mellon sponsors certain plan investments which include shares of a common trust fund, deposit account and a mutual fund. The Bank of New York Mellon is the directed trustee of the Plan and, therefore, transactions qualify as party-in-interest transactions.

United States Cellular Corporation is a subsidiary of Telephone and Data Systems, Inc. The Plan invests in common stock of United States Cellular Corporation and Telephone and Data Systems, Inc. Therefore, transactions in the common stock of these companies qualify as party-in-interest transactions.

Loans to participants also qualify as party-in-interest transactions.

Note 7.   Tax Status

The Plan obtained its latest determination letter on September 25, 2009 in which the Internal Revenue Service stated that the Plan, as designed, was in compliance with the applicable requirements of the Internal Revenue Code (IRC). The Plan has been amended since the receipt of the determination letter. The Plan administrator believes that the Plan is designed and being operated in compliance with the applicable requirements of the IRC. Therefore, the Plan administrator believes that the Plan was qualified and the related trust was tax-exempt at the financial statement date.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

December 31, 2009 and 2008

Note 8.   Reconciliation of Financial Statements to Form 5500

A reconciliation between the financial statements and Form 5500 as of December 31, 2009 and 2008, and for the year ended December 31, 2009 is as follows:

	2009	2008

Total net assets per Form 5500, Schedule H	$417,748,187	$316,927,063
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,734,405)	949,020
Benefits payable accrued (deducted) for the 5500	—	292,278
Deemed distributions of Participant Loans	48,631	3,614
Net Assets Available for Benefits Per Financial Statements	$416,062,413	$318,171,975

Change in net assets per Form 5500, Schedule H	$100,821,124
Change in fair value to contract value for fully benefit-responsive investment contracts	(2,683,425)
Change in benefits payable (deductible) for the 5500	(292,278)
Change in deemed distributions of Participant Loans	45,017
Change in Net Assets Available for Benefits Per Financial Statements	$97,890,438

Note 9.   Plan Amendment

In 2009, the Retirement Plan Committee approved an amendment to the Plan related to final regulations issued by the Internal Revenue Service regarding automatic enrollment of participants.  Effective January 1, 2010 employees are eligible to join the Plan upon the latter of 30 days of continuous service with the Company or their twenty-first birthday.   Also effective January 1, 2010, any eligible employee who does not enroll on their own, or elect to opt out of automatic enrollment, will be automatically enrolled in the Plan starting on their eligibility date. Previously, employees were automatically enrolled 90 days after their eligibility date.

TELEPHONE AND DATA SYSTEMS, INC.

TAX-DEFERRED SAVINGS PLAN

SCHEDULE H, LINE 4i, SCHEDULE OF ASSETS (HELD AT END OF YEAR)

Plan 003 EIN 36-2669023

December 31, 2009

(a)	(b) Identity of Issue, Borrower, Lessor, or Similar Party	(c) Description of Investment Including Maturity Date, Rate of Interest, Collateral, Par or Maturity Value		(d) Cost	(e) Current Value
	Bank Common Trust
	Vanguard Retirement Savings Trust II	78,494,636	Shares	**	$80,229,041

	Common Stock of Plan Sponsor and Subsidiary
*	Telephone and Data Systems, Inc.	508,943	Shares	**	17,263,347
*	Telephone and Data Systems, Inc. Special	234,195	Shares	**	7,072,689
*	United States Cellular Corporation	542,345	Shares	**	23,000,851

	Mutual Funds
	Mutual Funds Available for Participant Contributions:
	Vanguard Institutional Index Fund	448,039	Shares	**	45,690,972
	Vanguard Small Cap Value Index Fund	1,096,303	Shares	**	14,350,608
	Vanguard Value Index Fund	1,275,509	Shares	**	23,762,736
	Vanguard Small Cap Growth Index Fund	1,140,992	Shares	**	19,225,710
	Vanguard Total Bond Market Index Fund	4,735,356	Shares	**	49,010,937
	Vanguard Growth Index Fund	1,642,666	Shares	**	44,877,648
	Vanguard Total International Stock Index Fund	3,247,595	Shares	**	46,797,849
	Vanguard Target Retirement Income Fund	131,156	Shares	**	1,388,941
	Vanguard Target 2005 Retirement Fund	40,113	Shares	**	440,446
	Vanguard Target 2010 Retirement Fund	60,933	Shares	**	1,250,340
	Vanguard Target 2015 Retirement Fund	213,793	Shares	**	2,417,995
	Vanguard Target 2020 Retirement Fund	132,556	Shares	**	2,645,811
	Vanguard Target 2025 Retirement Fund	321,932	Shares	**	3,644,267
	Vanguard Target 2030 Retirement Fund	235,800	Shares	**	4,553,289
	Vanguard Target 2035 Retirement Fund	436,298	Shares	**	5,069,787
	Vanguard Target 2040 Retirement Fund	235,716	Shares	**	4,490,385
	Vanguard Target 2045 Retirement Fund	428,798	Shares	**	5,154,152
	Vanguard Target 2050 Retirement Fund	257,324	Shares	**	4,917,466
	Mutual Funds Used by the Plan to Invest Cash Pending Settlement:
*	Dreyfus Treasury & Agency Cash	1,595,792	Shares	**	1,595,792

	Participant Loans
*	Loans to Participants	Loan term 1 - 10 years; Interest rates range from 4.25% to 9.25% (1)			8,575,174
					$417,426,233

*	Represents a party in interest
**	Cost omitted for participant directed investments
(1)	The Plan currently allows for loan terms of 1 to 5 years. Employees who joined the Plan as the result of an acquisition were eligible to obtain loans with terms up to 20 years under their prior plan. Certain of these loans which were outstanding at December 31, 2009 had original loan terms of 10 years.

Signatures

The Plan. Pursuant to the requirements of the Securities and Exchange Act of 1934, Telephone and Data Systems, Inc., the Plan Administrator has duly caused this Annual Report on Form 11-K to be signed on its behalf by the undersigned hereunto duly authorized.

TELEPHONE AND DATA SYSTEMS, INC. TAX-DEFERRED SAVINGS PLAN

By	/s/ C. Theodore Herbert
C. Theodore Herbert, Vice President-Human Resources

By	/s/ Douglas D. Shuma
Douglas D. Shuma, Senior Vice President and Corporate Controller

Dated: June 23, 2010